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                                                    Exhibit 99(a)
                KEYCORP STUDENT LOAN TRUST 1996-A
                      OFFICER'S CERTIFICATE

First National Bank of Chicago             Banker's Trust Company
One First National Plaza, Suite 0126       Four Albany Street
Chicago, IL  60670                         New York, New York  10006
ATTN.:  Corporate Trust Administration     ATTN.:   Corporate Trust & Agency
        Structured Finance
(312)407-4110                              (212)250-6864
fax (312)407-1708                          fax (212)250-6439

Key Bank, USA, National Association
800 Euclid Avenue, 4th Floor
Cleveland, OH 44114
ATTN.:  Senior Vice President
        Key Education Resources
(216)828-9342
fax (216)828-9416

Pursuant to Section 4.09 of the Sale and Servicing Agreement (the "Agreement"), the undersigned hereby certifies that (i) a review of the activities of the Servicer from Inception of the Trust through December 31, 1996, and of its performance under the Agreement has been made, and (ii) based on our review, the Servicer has fulfilled all its obligations under the Agreement through such period from September, 1996 through December 31, 1996, except that with reference to Section 2.02(b)(xi) and
Section 2.03 and Section 4.08. With respect to Sections 2.02(b)(xi) and Section 2.03, a system error occurred during the consolidation of student loans. The system inadvertently moved consolidated loans into the KeyCorp Student Loan Trust 1996-A (the "Trust") that were not related to any Initial Financed Student Loans or any Subsequent Pool Student Loans. The error did not rise to the level of a "Servicer Default" under Section 8.01(a) of the Agreement since it did not materially and adversely affect the Noteholders or Certificateholders; ($2,914,975.22 in the aggregate was withdrawn from the Prefunding Account for these consolidated loans). In March 1997, this error was discovered and the consolidated loans and balances were identified and removed from the Trust, and the Trust was reimbursed in full for the amounts mistakenly withdrawn from the Prefunding Account. Appropriate procedures have been implemented to ensure that this error is not repeated. With respect to
Section 4.08, the Servicer provided reporting to credit bureaus during the period, however, it was determined that some statuses were reported erroneously. These status conditions have been identified and corrected. Statuses reporting borrowers' delinquencies were corrected in April, 1996. In early 1997, statuses pertaining to the "transfer" of loans from KeyBank ownership to the Trusts' ownerships were clarified. These reporting status errors did not result in the loss of any Federal or Private loan guarantees for loans held in the Trusts. The credit bureaus have acknowledged Servicer's correction of the reporting statuses and are updating their records monthly with tapes provided by the Servicer. Review of individual borrowers' credit bureau reports reflects that all pertinent information has been reported as of February, 1997 as required under Section 4.08.


                             PENNSYLVANIA HIGHER EDUCATION
                             ASSISTANCE AGENCY, Servicer

                             by:  /S/ Ernest P. Beardsley
                                --------------------------
Date:  March 25, 1997        Name:    Ernest P. Beardsley
                             Title:   Senior Vice President